Exhibit 99.1

LEVEL 7, 330 COLLINS STREET, MELBOURNE VIC 3000	PSYENCE AUSTRALIA info@psyencebiomed.com +1 416-477-1708 www.psyencebiomed.com

SOUTHERN STAR RESEARCH PTY LTD (ACN 103 120 896)

1 Merriwa Street,

Gordon

NSW 2072 Australia

April 2, 2025

Dear David

RE: LETTER OF INTENT – APPOINTMENT AS CRO

We, Psyence Australia Pty Ltd (as the "Sponsor"), a wholly-owned subsidiary of Psyence Biomedical Ltd, wish to appoint you (as the "CRO") (collectively "the Parties") to provide services to rescue and conduct the active Ph IIb clinical trial evaluating the proprietary botanical drug candidate PEX010, licensed by Filament Health Corp. to us, for the treatment of Adjustment Disorder in terminal cancer patients (AD) (the "Trial"). Currently, the Parties are engaged in detailed discussions and negotiations regarding a final Work Order and definitive Master Services Agreement ("Definitive Contract") for the execution of the Trial and related services by you ("Master Services") as set out in the proposal issued by you dated March 28, 2025 ("Master Proposal"). The Parties intend to negotiate in good faith to execute the Definitive Contract prior to the expiration of this Letter of Intent ("LOI").

The terms set out in the Master Proposal represent the salient terms upon which the Definitive Contract shall be negotiated. Your appointment as CRO will be effective upon the conclusion of the Definitive Contract in accordance with its terms.

Save for the provisions contained herein, the Start Up Proposal (as defined below) and the non-disclosure agreement dated February 25, 2025 ("NDA"), which shall be binding on the Parties, no other enforceable legal agreement exists between the Parties until the Definitive Contract has been executed by the Parties.

Hand Over of Trial

It is recorded that the Trial was commenced with iNGENū CRO Pty Ltd ("iNGENū") as the initial CRO.

Subject to the conclusion of the Definitive Contract, we wish to appoint you as CRO in respect of the Trial, taking over the Trial execution from iNGENū. In preparation for such appointment and rescue, you agree that you will co-operate with us and iNGENū to facilitate the orderly handover of all works and deliverables, and ensure the full transfer of all data, intellectual property and other property from iNGENū in terms of the scope of works ("Start Up Activities"), payment terms and at the cost ("Start Up Cost") set out in the proposal date April 1, 2025 ("Start Up Proposal").

Save for the Start Up Activities, which shall be carried out at the Start Up Cost, you will not commence any work under the Master Proposal or incur any costs unless approved by us in writing or upon conclusion of the Definitive Contract.

PSYENCE AUSTRALIA PTY LTD

ACN 665 259 727

Costs and expenses	Save for the Start Up Costs which will be owing to you, each Party will be responsible for their own costs and charges incurred with respect to their duties under this LOI including, without limitation, all costs and charges incurred prior to the date of this LOI.
Intellectual Property

Any and all discoveries, inventions, and data, whether or not protected by patent, copyright, trade secret, or otherwise resulting from the Trial or the Start Up Activities, or containing any confidential information of us resulting directly from the Trial or the Start Up Activities, or which is received by you from us or from iNGENū is our exclusive property.

This LOI shall in no way be construed as the granting of a license, or other interest to you in any of our intellectual property or proprietary or confidential information.

Provisions governing intellectual property and licensing between the Parties shall be dealt with in more detail in the Definitive Contract.

Definitive Contract & Termination

This LOI shall terminate in the event that the Parties do not execute a Definitive Contract by May 31, 2025.

In the event of termination of this LOI the Parties shall each return to the other any confidential materials which they have received from the other hereunder, with the exception of one copy of such materials which each may maintain under the confidentiality provisions hereof, and in the same manner as they protect all of their other important legal documents, as is reasonably necessary for regulatory, insurance or other legitimate legal purposes.

Southern Star Research will not be obliged to provide any services beyond the termination date.

Psyence will remain obligated to make payments to Southern Star Research in respect of the Start Up Costs for all Start Up Activities performed and reasonable expenses duly incurred in terms of the Start Up Proposal up to the termination date.

Confidentiality	The Parties acknowledge that they have entered into the NDA and that the recipients of Confidential Information (as defined therein) shall maintain the confidentiality of the Confidential Information in accordance with the NDA. The provisions of the NDA shall apply to this LOI, mutatis mutandis.
Publication

No rights are granted to any Party to make any publication or disclosure related to the Trial or the existence and content of this LOI to any third party. The foregoing shall not apply to the extent that any such publication or disclosure is required by applicable law or the rules of a securities exchange to which a Party or any of its affiliates are subject.

Notwithstanding the above, you agree that we may issue a press release at the conclusion of this LOI in a manner which is customary of publicly listed companies, provided that you will have 24 hours to review the press release and provide any comments thereon prior to publication.

PSYENCE AUSTRALIA PTY LTD

ACN 665 259 727

Upon execution of this LOI by both parties, Psyence hereby authorizes Southern Star Research to proceed with the Start Up Activities pursuant to the terms and conditions of this LOI, read with the Start Up Proposal. The Start Up Activities, Start Up Costs and associated fees and expenses are outlined in the Start Up Proposal.

Southern Star Research agrees to indemnify Psyence from any loss, damage, cost or expense (including reasonable attorneys’ fees) ("Loss") to the extent arising from any third party claim, demand, assessment, action, suit or proceeding ("Claim") directly occurring as a result of:

a) the negligence or willful misconduct of Southern Star Research; or

b) Southern Star Research’s breach of this LOI.

Psyence agrees to indemnify Southern Star Research from any Loss to the extent arising from any Claim occurring directly as a result of:

a) the negligence or willful misconduct of Psyence; or

b) Psyence’s breach of this LOI.

As soon as is reasonably possible on receipt of notice of any Claim which may give rise to a right of indemnity from the other Party hereto, the indemnified Party shall give written notice thereof to the indemnifying Party of such claim for indemnity. Such claim for indemnity shall indicate the nature of the claim and the basis therefore.

Neither Party shall be liable to the other for any punitive, consequential, incidental, indirect, or special damages (including lost profits or revenue), whether pled in contract, tort, or any other theory of law.

The liability of the indemnifying party will be reduced to the extent that the indemnified party contributed to and or caused the Loss.

All amounts paid under this LOI will be credited against any amounts due from Psyence, under the Definitive Contract (if any) agreed between the Parties covering the full scope of services. All amounts will be paid in AUD.

Southern Star Research will invoice in advance for 50% of all Start Up Costs ("Deposit Invoice"). Southern Star Research will then invoice the balance upon completion of the Start Up Activities, unless agreed otherwise in the Definitive Contract.

Southern Star Research acknowledges and agrees that the responsibility for the Start Up Activities are being transferred to Southern Star Research. Psyence shall retain responsibility for all other activities related to the Trial until such time as the Definitive Contract has been concluded and Master Services agreed, following which Southern Star Research acknowledges and agrees that the responsibility for the Master Services shall be transferred to Southern Star Research.

PSYENCE AUSTRALIA PTY LTD

ACN 665 259 727

The Parties acknowledge and agree that under no circumstances will clinical trial subjects be screened or be enrolled in the Trial or dosed until the Definitive Contract and Work Order are fully executed by both Parties.

This LOI contains the entire understanding of the parties with respect to the subject matter contained herein and can only be modified in writing with the signature of both parties. It will be superseded in its entirety by the Definitive Contract. If the Definitive Contract between the parties is not executed, the obligations of both parties under this LOI regarding confidential information shall survive any termination or expiration of this LOI.

If you are in agreement with the points outlined above, please sign and return this LOI whereupon, it is agreed, this LOI will be effective as of the date of the last signature below.

Sincerely,

/s/ Neil Maresky

Dr. Neil Maresky
CEO
Psyence Australia Pty Ltd

Agreed and Accepted:

SOUTHERN STAR RESEARCH PTY LTD

Signature:	/s/David Lloyd

Name:	David Lloyd, Managing Director

Date:

PSYENCE AUSTRALIA PTY LTD

ACN 665 259 727

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